FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 31, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders' Meeting
Dividend Payment Press Release, published on January 27, 2006
SIGNATURES

Resolutions from the Annual Shareholders’ Meeting
At the Annual Shareholders’ Meeting of Siemens AG on January 26, 2006, resolutions have been passed on Items 3 — 9 of the Agenda. The exact wording of the resolutions is set out on the Notice of Annual Shareholders’ Meeting furnished under cover of Siemens AG’s Form 6-K dated January 10, 2006. All resolutions have been adopted by majority of the votes cast, with the following detailed voting results:
a)	Resolution on Item 3 of the Agenda (to consider and vote upon appropriation of the net income of Siemens AG to pay a dividend)

Yes 99.682% (327,917,872)	No 0.318% (1,046,917)
b)	Resolution on Item 4 of the Agenda (to ratify the acts of the Managing Board)

Yes 98.860% (322,995,509)	No 1.140% (3,723,363)
c)	Resolutions on Item 5 of the Agenda (to ratify the acts of the Supervisory Board)
Individual ratification of Dr. Karl-Hermann Baumann:

Yes 99.334% (311,333,948)	No 0.666% (2,086,987)
Individual ratification of Dr. Dr. E.h. Heinrich v. Pierer:

Yes 99.331% (311,321,643)	No 0.669% (2,097,969)
Individual ratification of Mr. Ralf Heckmann:

Yes 99.334% (311,334,600)	No 0.666% (2,086,446)
Individual ratification of Dr. Josef Ackermann:

Yes 98.815% (309,686,162)	No 1.185% (3,714,450)
Individual ratification of Mr. Lothar Adler:

Yes 99.334% (311,334,495)	No 0.666% (2,086,560)
Individual ratification of Mr. Gerhard Bieletzki:

Yes 99.335% (311,335,699)	No 0.665% (2,085,697)
Individual ratification of Mr. John David Coombe:

Yes 99.335% (311,336,800)	No 0.665% (2,084,231)
Individual ratification of Ms. Hildegard Cornudet:

Yes 99.335% (311,336,140)	No 0.665% (2,085,456)

Individual ratification of Dr. Gerhard Cromme:

Yes 99.334% (311,332,464)	No 0.666% (2,088,709)
Individual ratification of Ms. Birgit Grube:

Yes 99.335% (311,336,140)	No 0.665% (2,085,456)
Individual ratification of Mr. Heinz Hawreliuk:

Yes 99.336% (311,339,514)	No 0.664% (2,082,517)
Individual ratification of Mr. Berthold Huber:

Yes 99.335% (311,337,297)	No 0.665% (2,085,333)
Individual ratification of Prof. Dr. Walter Kröll:

Yes 99.336% (311,339,698)	No 0.664% (2,082,602)
Individual ratification of Mr. Wolfgang Müller:

Yes 99.336% (311,339,988)	No 0.664% (2,082,337)
Individual ratification of Mr. Georg Nassauer:

Yes 99.336% (311,339,993)	No 0.664% (2,082,637)
Individual ratification of Dr. Albrecht Schmidt:

Yes 99.001% (310,292,050)	No 0.999% (3,132,019)
Individual ratification of Dr. Henning Schulte-Noelle:

Yes 99.335% (311,338,739)	No 0.665% (2,083,951)
Individual ratification of Mr. Peter von Siemens:

Yes 99.336% (311,340,205)	No 0.664% (2,082,621)
Individual ratification of Mr. Jerry I. Speyer:

Yes 99.335% (311,338,307)	No 0.665% (2,083,958)
Individual ratification of Lord lain Vallance of Tummel:

Yes 99.336% (311,338,653)	No 0.664% (2,082,022)

Individual ratification of Mr. Klaus Wigand:

Yes 99.336% (311,339,619)	No 0.664% (2,082,661)
d)	Resolution on Item 6 of the Agenda (to ratify the appointment of independent auditors for the audit of the Annual and Consolidated Financial Statements)

Yes 99.610% (327,715,840)	No 0.390% (1,281,681)
e)	Resolution on Item 7 of the Agenda (to consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights)

Yes 96.964% (318,418,180)	No 3.036% (9,970,283)
f)	Resolution on Item 8 of the Agenda (to consider and vote upon the creation of an Authorized Capital 2006 reserved for the issuance of shares to employees, the authorization to use Siemens shares, and the related exclusions of shareholders’ preemptive rights)

Yes 98.424% (320,190,756)	No 1.576% (5,127,325)
g)	Resolution on Item 9 of the Agenda (to consider and vote upon amendments to the Articles of Association to adjust to new legislation)

Yes 98.409% (323,584,522)	No 1.591% (5,231,231)

Siemens
Dividend announcement
(English translation of publication in the Frankfurter Allgemeine Zeitung)
ISIN DE0007236101
The Annual Shareholders’ Meeting of Siemens AG on January 26, 2006 resolved that the unappropriated net income of €1,202,965,372.35 for fiscal year 2004/2005 be used to pay a dividend of €1.35 on each no-par value share entitled to receive a dividend and that the amount attributable to the shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders’ Meeting be carried forward.
For German shareholders, this dividend is subject to the so-called “Halbeinkünfteverfahren”, as implemented by the “Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung”, dated October 23, 2000.
The dividend is payable on January 27, 2006, after deduction of 20% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totalling 21.1%).
Payment of the dividend will be effected by your depository bank via Clearstream Banking AG.
To claim a refund of the deducted withholding tax, including the solidarity surcharge, domestic shareholders must timely submit a non-taxation attestation (“Nichtveranlagungsbescheinigung”) or a sufficient non-deduction application (“Freistellungsauftrag”) with their depositary bank.
Berlin and Munich, January 26, 2006
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 31, 2006	/s/ Dr. Paul Hobeck
	Name:	Dr. Paul Hobeck
	Title:	General Counsel

/s/ Dr. Frank Schieffer
	Name:	Dr. Frank Schieffer
	Title:	Corporate Legal Counsel